Exhibit 99.96

CONSENT

The undersigned hereby consents to the use of my name and the scientific and technical information related to the TLC Property, which is included in this registration statement on Form 40-F being filed by American Lithium Corp. with the United States Securities and Exchange Commission.

/s/Bruce Kienlen
Bruce Kienlen, P.Geo.
Date: December 21, 2022